The Descartes Systems group inc. Corporate Headquarters 120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6 Telephone (519) 746-8110 • Fax (519) 746-1984 www.descartes.com

September 28, 2010

VIA EDGAR

Cecilia Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:          The Descartes Systems Group Inc.
Form 40-F for the Fiscal Year Ended January 31, 2010
Filed April 30, 2010
File No. 0-29970

Dear Ms. Blye:

This letter is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 14, 2010 to The Descartes Systems Group Inc. (the “Company”).  For ease of reference, the comments are printed below in italics and are followed by the Company’s responses.

1.           Comment:

Please tell us whether your Roadshow product, which was sold into Sudan, involves any materials, technology, or labor of U.S. origin.  If so, discuss your compliance with the U.S. Sudanese Sanctions Regulations.

Response:

The Company’s “Roadshow” product was initially developed in the United States. The intellectual property was transferred to Descartes Systems (Canada) Inc. on January 31, 2009.  Descartes Systems (Canada) Inc. subcontracts some development of the product to certain of the Company’s U.S. employees, so the product may be considered of U.S. origin.  The Company has determined that it sold this software to a foreign reseller in June 2009, and that the reseller provided the software to a corporate end-user whose address is in Khartoum, Sudan.  A U.S. based employee was involved in the initial order processing, which was finalized by the Company.  The Company does not do business with Sudan and this was an isolated occurrence, which the Company has taken steps to prevent in the future.  The Company has concluded that this sale may have resulted in a technical violation of the Sudanese Sanctions Regulations.  The Company has made a voluntary disclosure of the sale to the Office of Foreign Assets Control.

2.           Comment:

Please discuss the materiality of your contacts with Cuba and Sudan and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba d Sudan.

Response:

The Company does not consider its contacts with Cuba and Sudan material, nor does it believe those contacts constitute a material investment risk for its security holders.

As stated in the Company’s response letter to the Commission dated September 8, 2010, the Company provides services to a single Canadian- headquartered customer to assist it in meeting electronic filings with the Cuban customs authorities for its cargo flights inbound to Cuba.  The Company provides these services to the customer for a fee of CAD$500 per month, representing less than 0.0082% of the Company’s fiscal 2010 consolidated global revenues.  The fiscal 2010 revenues from a single sale through an authorized agent to an end purchaser in Khartoum represented less than 0.03% of the Company’s fiscal 2010 consolidated global revenues, and the Company does not expect to receive any future revenues from sales to Sudan.  From a qualitative standpoint, in aggregate, these revenues represented 0.0382% of the Company’s fiscal 2010 consolidated global revenues and the Company has no employees, offices, customers or assets in either country.

In evaluating the materiality of the Company’s contacts with Cuba and Sudan, the Company has also considered qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  In light of the Company’s global operations, the Company believes that a reasonable investor would not view its limited contacts with these countries as having a material impact on its reputation.  In addition, the Company has taken into account the non-sensitive nature of the technology and services that it has provided in these countries.  Further, the Company believes that its single shipment into Sudan, and the fact that it has put into place additional procedures to ensure no further such shipments, means it should not be reasonably construed as doing business with Sudan or as having ties to Sudan.  The Company notes that its investor relations department has never received statements of concern or inquiries from investors or potential investors regarding its contacts with Cuba or Sudan.  To the Company’s knowledge, its limited contacts with Cuba and Sudan have had no adverse effect on the Company’s share price or its business reputation.

After considering all of these factors, the Company does not consider its contacts with Cuba and Sudan material, nor does it believe those contacts constitute a material investment risk for its security holders.

If you have any questions or would like to discuss our response in this letter, please feel free to contact me at 519.746.6114, or the Company’s outside U.S. counsel, Laurie A. Cerveny, at 617.951.8527.

Sincerely,

/s/ J. Scott Pagan
J. Scott Pagan

cc:	Pradip Bhaumik, U.S. Securities and Exchange Commission
Laurie A. Cerveny, Bingham McCutchen LLP